Filed Pursuant to Rule 424(b)(3)

Registration No. 333-132911

3,350,000 Units	Pricing Date November 1,	2007
Accelerated Return Bear Market Notes	Settlement Date November 8,	2007
Linked to the Russell 3000® Index Due January 21, 2009	Maturity Date January 21,	2009
$10 Original Offering Price per Unit	CUSIP No. 59022W190
Term Sheet No. 2879

Merrill Lynch & Co., Inc.

•       3-to-1 return if the Russell 3000® Index decreases, subject to a cap of 26.55%

•       A maturity of approximately 14 months

•       1-to-1 loss up to the original public offering price per unit if the Russell 3000® Index increases above a 10% buffer.

•       Approved for listing on AMEX under the symbol “BJW”

•       No periodic payment of interest.

The Notes will have the terms specified in this term sheet as supplemented by the documents indicated herein under “Additional Note Terms” (together the “Note Prospectus”). Investing in the Notes involves a number of risks. See “ Risk Factors” beginning on page TS-5 of this term sheet and on page PS-4 of product supplement ARNB-2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)	$10.00	$33,500,000
Underwriting discount (1)	$.20	$670,000
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$9.80	$32,830,000

1)	The public offering price and underwriting discount for any purchase of 500,000 units or more will be $9.95 per unit and $.15 per unit, respectively. The foregoing pricing description will apply to any single transaction by an individual investor.

“Russell 3000® Index” is a trademark of Frank Russell Company and has been licensed for use by Merrill Lynch, Pierce, Fenner & Smith Incorporated. Merrill Lynch & Co., Inc. is an authorized sublicensee.

Merrill Lynch & Co.

November 1, 2007

Summary

The Accelerated Return Bear Market Notes Linked to the Russell 3000 Index due January 21, 2009 (the “Notes”) are senior, unsecured debt securities of Merrill Lynch & Co., Inc. designed for, but not limited to, investors who, for risk diversification purposes, want to invest in a security that provides a return only if the level of the Index decreases from the Starting Value to the Ending Value, or who anticipate that the level of the Index will decrease from the Starting Value to the Ending Value of the Index. Investors must be willing to forego interest payments on the Notes and willing to accept a repayment that is capped and that may be less, and potentially significantly less, than the original public offering price of the Notes if the Index increases.

Terms of the Notes	Determining Payment at Maturity for the Notes

Accelerated Return Bear Market Notes	TS-2

Hypothetical Payout Profile

This graph reflects the hypothetical returns on the Notes, including the Capped Value of 26.55%. The orange line reflects the hypothetical returns on the Notes, while the blue line reflects the return of an investment in the Index.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Ending Value and the term of your investment.

Hypothetical Payments at Maturity

Examples

Set forth below are four examples of payment at maturity calculations, reflecting the Starting Value of 874.07 and the Capped Value of $12.655.

Example 1—The hypothetical Ending Value is 130% of the Starting Value (more than the Threshold Value):

Starting Value: 874.07

Hypothetical Ending Value: 1,136.29

Threshold Value: 961.48

$10 –	($10 ×	1,136.29 – 961.48)	= $8.000
874.07

Payment at maturity (per unit) = $8.00

Example 2—The hypothetical Ending Value is 105% of the Starting Value (less than the Threshold Value):

Starting Value: 874.07

Hypothetical Ending Value: 917.77

Threshold Value: 961.48

Payment at maturity (per unit) = $10.000

Example 3—The hypothetical Ending Value is 97% of the Starting Value:

Starting Value: 874.07

Hypothetical Ending Value: 847.85

$10 +	($30 ×	(874.07 - 847.85))	= $10.900
874.07

Payment at maturity (per unit) = $10.90

Example 4—The hypothetical Ending Value is 70% of the Starting Value:

Starting Value: 874.07

Hypothetical Ending Value: 611.85

$10 +	($30 ×	(874.07 - 611.85))	= $19.000
874.07

Payment at maturity (per unit) = $12.655        (Payment at maturity cannot be greater than the Capped Value)

Accelerated Return Bear Market Notes	TS-3

The following table illustrates, for the Starting Value of 874.07 and a range of hypothetical Ending Values of the Index:

•	the percentage change from the Starting Value to the hypothetical Ending Value;
•	the total amount payable on the maturity date per unit;
•	the total rate of return to holders of the Notes;
•	the pretax annualized rate of return to holders of the Notes; and
•	the pretax annualized rate of return of an investment in the stocks included in the Index, which includes an assumed aggregate dividend yield of 1.728% per annum, as more fully described below.

The table below reflects the Capped Value of $12.655.

Hypothetical Ending Value	Percentage change from the Starting Value to the hypothetical Ending Value	Total amount payable on the maturity date per unit	Total rate of return on the Notes	Pretax annualized rate of return on the Notes (1)	Pretax annualized rate of return of the stocks included in the Index (1)(2)
524.44	-40.00%	12.655	26.55%	20.57%	-36.30%
611.85	-30.00%	12.655	26.55%	20.57%	-25.68%
699.26	-20.00%	12.655	26.55%	20.57%	-15.90%
786.66	-10.00%	12.655 (4)	26.55%	20.57%	-6.80%
821.63	-6.00%	11.800	18.00%	14.25%	-3.32%
834.74	-4.50%	11.350	13.50%	10.81%	-2.04%
847.85	-3.00%	10.900	9.00%	7.29%	-0.77%
860.96	-1.50%	10.450	4.50%	3.69%	0.49%
874.07 (3)	0.00%	10.000	0.00%	0.00%	1.74%
917.77	5.00%	10.000	0.00%	0.00%	5.82%
961.48 (5)	10.00%	10.000	0.00%	0.00%	9.79%
1,048.88	20.00%	9.000	-10.00%	-8.57%	17.43%
1,136.29	30.00%	8.000	-20.00%	-17.72%	24.72%
1,223.70	40.00%	7.000	-30.00%	-27.56%	31.68%
1,311.11	50.00%	6.000	-40.00%	-38.26%	38.36%
1,398.51	60.00%	5.000	-50.00%	-50.07%	44.79%
1,485.92	70.00%	4.000	-60.00%	-63.35%	50.99%

(1)	The annualized rates of return specified in this column are calculated on a semiannual bond equivalent basis and assume an investment term from November 8, 2007 to January 21, 2009, a term expected to be equal to that of the Notes.

(2)	This rate of return assumes:

(a)	a percentage change in the aggregate price of the stocks included in the Index that equals the percentage change in the Index from the Starting Value to the relevant hypothetical Ending Value;

(b)	a constant dividend yield of 1.728% per annum, paid quarterly from the date of initial delivery of the Notes, applied to the level of the Index at the end of each quarter assuming this value increases or decreases linearly from the hypothetical Starting Value to the applicable hypothetical Ending Value; and

(c)	no transaction fees or expenses.

(3)	This is the Starting Value.

(4)	The total amount payable on the maturity date per unit of the Notes cannot exceed the assumed Capped Value of $12.655.

(5)	This represents the Threshold Value. Investors will receive $10 per unit if the Ending Value is greater than or equal to the Starting Value but less than or equal to the Threshold Value

The above figures are for purposes of illustration only. The actual amount received by you and the resulting total and pretax annualized rates of return will depend on the actual Ending Value and the term of your investment.

Accelerated Return Bear Market Notes	TS-4

Risk Factors

An investment in the Notes involves significant risks. The following is a list of certain of the risks involved in investing in the Notes. You should carefully review the more detailed explanation of risks relating to the Notes in the “Risk Factors” sections included in the product supplement and MTN prospectus supplement identified below under “Additional Note Terms”. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

•	Your investment may result in a loss.

•	Your yield may be lower than the yield on other debt securities of comparable maturity.

•	You must rely on your own evaluations regarding the merits of an investment linked to the Index.

•	Your return is limited and will not reflect dividends or the return on a direct investment in the stocks included in the Index.

•

Our costs of developing, hedging and distributing the Notes were considered in setting the economic terms of the Notes. A trading market for the Notes may not develop. However, if a trading market does develop, these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date.

•	The publisher of the Index may adjust the Index in a way that affects its level, and the publisher has no obligation to consider your interests.

•	Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.

•	Purchases and sales of securities underlying the Index by us and our affiliates may affect your return.

•	Potential conflicts of interest could arise.

•	Tax consequences are uncertain.

Additional Risk Factors

The level of the Index has not decreased over any full 14-month period since the 14-month period ending July 31, 2003.

Historical month-end closing levels of the Index from January 2002 to August 2007 are presented in a graph in the section entitled “The Index” in this term sheet. The level of the Index did not decrease over any full 14-month period ending August 29, 2003 or later. Although historical data on the Index is not necessarily indicative of the future performance of the Index, you should consider this information prior to making an investment in the Notes.

Investor Considerations

You may wish to consider an investment in the Notes if:

•	You anticipate that the Index will depreciate moderately from the Starting Value to the Ending Value.

•	You accept that your investment may result in a loss, which could be significant, if the level of the Index increases from the Starting Value to the Ending Value.

•	You accept that the return on the Notes will not exceed the Capped Value.

•	You are willing to forego interest payments on the Notes, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

•	You want exposure to the Index with no expectation of dividends or other benefits of owning the underlying securities.

You are willing to accept that there is no assurance that the Notes will remain listed on AMEX and that the listing will not ensure that a trading market will develop for the Notes or that there will be liquidity in the trading market.

The Notes may not be appropriate investments for you if:

•

You anticipate that the Index will appreciate from the Starting Value to the Ending Value or that the Index will not depreciate sufficiently over the term of the Notes to provide you with your desired return.

•	You are seeking principal protection or preservation of capital.

•	You seek a return on your investment that will not be capped at 26.55%.

•	You seek interest payments or other current income on your investment.

•	You want to receive dividends paid on the stocks included in the Index.

•	You want assurances that there will be a liquid market if and when you want to sell the Notes prior to maturity.

Other Provisions

We may deliver the Notes against payment therefor in New York, New York on a date that is in excess of three business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement on the Notes occurs more than three business days from the Pricing Date, purchasers who wish to trade Notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

Accelerated Return Bear Market Notes	TS-5

The Index

The Russell 3000 Index

All disclosure contained in this index supplement regarding the Russell 3000 Index, including, without limitation, its make-up, method of calculation and changes in its components has been derived from publicly available sources. The information reflects the policies of Frank Russell Company (“FRC”) as stated in these sources and these policies are subject to change at the discretion of FRC. ML&Co. and MLPF&S have not independently verified and make no representation as to the accuracy or completeness of such information. None of ML&Co. and MLPF&S, as calculation agent, accepts any responsibility for the calculation, maintenance or publication of the Russell 3000 Index or any successor index.

FRC began dissemination of the Russell 3000 Index on January 1, 1987 and calculates and publishes the Russell 3000 Index on Bloomberg L.P. (“Bloomberg”) under index symbol “RAY”. The Russell 3000 Index was set to 140 as of the close of business on December 31, 1986. The Russell 3000 Index measures the market-capitalization performance of stocks of 3,000 companies which are either domiciled in the United States, its territories or are eligible for inclusion as a BDI (as defined below) and are included in the Russell 1000 Index and Russell 2000 Index, representing 98% of the U.S. equity market. All 3,000 stocks are traded on a major U.S. exchange. The Russell 3000 Index is composed of the 3,000 largest companies either domiciled in the United States or its territories, or companies eligible for inclusion as a BDI, as determined by market capitalization.

Selection of Stocks Underlying the Russell 3000 Index

Companies domiciled in the United States and its territories are eligible for inclusion in the Russell 3000 Index. Beginning during reconstitution 2007, companies incorporated in the following countries or regions are also reviewed for eligibility for inclusion: Bahamas, Belize, Bermuda, British Virgin Islands, Cayman Islands, Channel Islands, Cook Islands, Gibraltar, Isle of Man, Liberia, Marshall Islands and Netherlands Antilles. Companies incorporated in these regions are considered Benefits Drive Incorporations (“BDI”) because they typically incorporate in these regions for operations, tax, political or other financial market benefits. However, not all companies incorporated in these regions are eligible for inclusion in the Russell 3000 Index. Companies incorporated in these regions must also meet one of the following criteria in order to be considered eligible: (i) the company has the headquarters in the U.S. or (ii) the company’s headquarters is also in the BDI designated region or country and the primary exchange for local shares is in the U.S. For new companies located in the BDI regions eligible for inclusion in the Russell 3000 Index, the determination of the company’s primary exchange is based on the average daily dollar trading value, which is the accumulated dollar trading volume divided by the actual number of trading days in the past year. However, primary exchange is only one factor for inclusion if both incorporation and headquarters are in a BDI designated region or if multiple headquarters exist in the SEC filings. If the company has its headquarters in another country, other than the BDI regions and the U.S., it is not eligible for inclusion regardless of its primary exchange. Headquarters and primary exchanges will be analyzed once a year during reconstitution unless the security is de-listed from the U.S. exchange.

All securities eligible for inclusion in the Russell 3000 Index must trade on a major U.S. exchange. Bulletin board, pink-sheets or Over The Counter (OTC) traded securities are not eligible for inclusion. Stocks must trade at or above $1.00 on their primary exchange on May 31st to be eligible for inclusion during annual reconstitution. However, if a stock falls below $1.00 intra-year, it will not be removed until the next annual reconstitution, provided it is still trading below $1.00 at that time. Preferred stock, convertible preferred stock, redeemable shares, participating preferred stock, paired shares, warrants and rights, and trust receipts are also excluded. Royalty Trusts, limited liability companies, closed-end investment companies (business development companies are eligible), and limited partnerships are also ineligible for inclusion. In addition, Berkshire Hathaway is excluded as a special exception due to its similarity to a mutual fund and lack of liquidity. In general, only one class of securities of a company is eligible for inclusion in the Russell 3000 Index, although exceptions to this general rule have been made where FRC has determined that each class of securities acts independent of the other.

The primary criteria used to determine the list of securities eligible for the Russell 3000 Index is total market capitalization, which is defined as the price of the common shares times the total number of common shares outstanding. Only common stock is used to determine market capitalization, any other form of shares such as preferred stock, convertible preferred stock, redeemable shares, participating preferred stock, warrants and rights or trust receipts, are excluded from the calculation. Based on closing levels of the company’s common stock on its primary exchange on May 31st of each year, FRC reconstitutes the composition of the Russell 3000 Index using the then existing market capitalizations of eligible companies. In addition, since September 2004, FRC has added initial public offerings to the Russell 3000 Index on a quarterly basis based on market capitalization guidelines established during the most recent reconstitution.

As a capitalization-weighted index, the Russell 3000 Index reflects changes in the capitalization, or market value, of the component stocks relative to the capitalization on a base date. The current Russell 3000 Index level is calculated by adding the market values of the Russell 3000 Index’s component stocks, which are derived by multiplying the price of each stock by the number of shares outstanding, to arrive at the total market capitalization of the 3,000 stocks. The total market capitalization is then divided by a divisor, which represents the “adjusted” capitalization of the Russell 3000 Index on the base date of December 31, 1986. To calculate the Russell 3000 Index, closing prices will be used for exchange-traded and Nasdaq stocks. If a component stock is not open for trading, the most recently traded price for that security will be used in calculating the Russell 3000 Index. In order to provide continuity for the Russell 3000 Index’s level, the divisor is adjusted periodically to reflect events including changes in the number of common shares outstanding for component stocks, company additions or deletions, corporate restructurings and other capitalization changes.

The level of the Russell 3000 Index is reported on the AMEX under the symbol “RUT”, on Bloomberg under the symbol “RAY” and on Reuters under the symbol “.RUA”.

Neither ML&Co. nor MLPF&S accepts any responsibility for the calculation, maintenance or publication of the Russell 3000 Index or any successor index. FRC disclaims all responsibility to holders of Notes for any errors or omissions in the calculation and dissemination of the Russell 3000 Index or the manner in which the Russell 3000 Index is applied in determining any Starting Value or Ending Value or any amount payable to you on the maturity date of the Notes.

License Agreement

Accelerated Return Bear Market Notes	TS-6

FRC and MLPF&S have entered into or, to the extent required, will enter into a non-exclusive license agreement providing for the license to MLPF&S, in exchange for a fee, of the right to use the Russell 3000 Index in connection with certain securities, including the Notes and ML&Co. is an authorized sublicensee.

The license agreement between FRC and MLPF&S provides that the following language must be set forth in this pricing supplement:

“The Notes are not sponsored, endorsed, sold or promoted by FRC. FRC makes no representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the Russell 3000 Index to track general stock market performance or a segment of the same. FRC’s publication of the Russell 3000 Index in no way suggests or implies an opinion by FRC as to the advisability of investment in any or all of the securities upon which the Russell 3000 Index is based. FRC’s only relationship to MLPF&S and ML&Co. is the licensing of certain trademarks and trade names of FRC and of the Russell 3000 Index which is determined, composed and calculated by FRC without regard to MLPF&S or ML&Co. or the Notes. FRC is not responsible for and has not reviewed the Notes nor any associated literature or publications and FRC makes no representation or warranty express or implied as to their accuracy or completeness, or otherwise. FRC reserves the right, at any time and without notice, to alter, amend, terminate or in any way change the Russell 3000 Index. FRC has no obligation or liability in connection with the administration, marketing or trading of the Notes.

FRC DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE RUSSELL 3000 INDEX OR ANY DATA INCLUDED THEREIN AND FRC SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. FRC MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY MLPF&S, ML&CO., INVESTORS, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE RUSSELL 3000 INDEX OR ANY DATA INCLUDED THEREIN. FRC MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE RUSSELL 3000 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL FRC HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.”

The following graph sets forth the historical performance of the Index in the period from January 2002 through October 2007. This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not an indication that the Index is more or less likely to increase or decrease at any time over the term of the Notes. On the Pricing Date, the closing level of the Index was 874.07.

Accelerated Return Bear Market Notes	TS-7

Certain U.S. Federal Income Taxation Considerations

Set forth below is a summary of certain U.S. federal income tax considerations relating to an investment in the Notes. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “United States Federal Income Taxation” in the accompanying product supplement ARNB-2 and MTN prospectus supplement, which you should carefully review prior to investing in the Notes.

General. There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization and treatment, for United States federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. Accordingly, the proper United States federal income tax characterization and treatment of the Notes is uncertain. Pursuant to the terms of the Notes, ML&Co. and every holder of a Note agree (in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary) to characterize and treat a Note for all tax purposes as a pre-paid cash-settled forward contract linked to the level of the Index. Due to the absence of authorities that directly address instruments that are similar to the Notes, significant aspects of the United States federal income tax consequences of an investment in the Notes are not certain, and no assurance can be given that the Internal Revenue Service (the “IRS”) or the courts will agree with the characterization and tax treatment described above. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the United States federal income tax consequences of an investment in the Notes (including alternative characterizations and tax treatments of the Notes) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Payment on the Maturity Date. Assuming that the Notes are properly characterized and treated as pre-paid cash-settled forward contracts linked to the level of the Index, upon the receipt of cash on the maturity date of the Notes, a U.S. Holder (as defined in the accompanying product supplement ARNB-2) will recognize gain or loss. The amount of such gain or loss will be the extent to which the amount of the cash received differs from the U.S. Holder’s tax basis in the Note. A U.S. Holder’s tax basis in a Note generally will equal the amount paid by the U.S. Holder to purchase the Note. It is uncertain whether any such gain or loss would be treated as ordinary income or loss or capital gain or loss. Absent a future clarification in current law (by an administrative determination, judicial ruling or otherwise), where required, ML&Co. intends to report any such gain or loss to the IRS in a manner consistent with the treatment of such gain or loss as capital gain or loss. If such gain or loss is treated as capital gain or loss, then any such gain or loss will be long-term capital gain or loss if the U.S. Holder has held the Note for more than one year as of the maturity date.

Sale or Exchange of the Notes. Assuming that the Notes are properly characterized and treated as pre-paid cash-settled forward contracts linked to the level of the Index, upon a sale or exchange of a Note prior to the maturity date of the Notes, a U.S. Holder will generally recognize capital gain or loss in an amount equal to the difference between the amount realized on such sale or exchange and such U.S. Holder’s tax basis in the Note so sold or exchanged. Any such capital gain or loss will be long-term capital gain or loss if the U.S. Holder has held the Note for more than one year as of the date of such sale or exchange.

Prospective purchasers of the Notes should consult their own tax advisors concerning the tax consequences, in light of their particular circumstances, under the laws of the United States and any other taxing jurisdiction, of the purchase, ownership and disposition of the Notes. See the discussion under the section entitled “United States Federal Income Taxation” in the accompanying product supplement ARNB-2.

Experts

The consolidated financial statements, the related financial statement schedule, and management’s report on the effectiveness of internal control over financial reporting incorporated in this term sheet by reference from ML&Co.’s Annual Report on Form 10-K for the year ended December 29, 2006 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference (which reports (1) express an unqualified opinion on the consolidated financial statements and the related financial statement schedule and include an explanatory paragraph regarding the change in accounting method in 2006 for share-based payments to conform to Statement of Financial Accounting Standard No. 123 (revised 2004), Share-Based Payment, (2) express an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting, and (3) express an unqualified opinion on the effectiveness of internal control over financial reporting), and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited condensed consolidated interim financial information for the three-month periods ended March 30, 2007 and March 31, 2006, and the three-month and six-month periods ended June 29, 2007 and June 30, 2006 which are incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their reports included in ML&Co.’s Quarterly Reports on Form 10-Q for the quarters ended March 30, 2007 and June 29, 2007 (which reports include an explanatory paragraph regarding the adoption of Statement of Financial Accounting Standards No. 157, “Fair Value Measurement”, Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115,” and FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109.”) and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited condensed consolidated interim financial information because those reports are not “reports” or a “part” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

Accelerated Return Bear Market Notes	TS-8

Additional Note Terms

You should read this term sheet, together with the documents listed below (collectively, the “Note Prospectus”), which together contain the terms of the Notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this term sheet. The Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

•	Product supplement ARNB-2 dated September 26, 2007:

http://www.sec.gov/Archives/edgar/data/65100/000119312507207673/d424b2.htm

•	MTN prospectus supplement, dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070946/d424b5.htm

•	General prospectus supplement dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070973/d424b5.htm

•	Prospectus dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070817/ds3asr.htm

Our Central Index Key, or CIK, on the SEC Website is 65100. References in this term sheet to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc., and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

ML&Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, and the other documents relating to this offering that ML&Co. has filed with the SEC for more complete information about ML&Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, ML&Co., any agent or any dealer participating in this offering, will arrange to send you the Note Prospectus if you so request by calling toll-free 1-866-500-5408.

Accelerated Return Bear Market Notes	TS-9